

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Todd M. Purdy
Chief Executive Officer
Crescent Acquisition Corp
11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025

> **Re: Crescent Acquisition Corp**
> **Amendment No. 3 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2021**
> **File No. 001-38825**

Dear Mr. Purdy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed May 6, 2021

Background of the Business Combination, page 173

1. We note that you engaged in discussions with Company A from March 2019 through April 2019. Please revise to clarify the first date that you engaged in discussions with Company A. In this regard, we note your statements in the Form S-1 that went effective on March 7, 2019 and the related 424B4 prospectus that was filed on March 11, 2019 that you had not, at the time of those filings, engaged in substantive discussions with a potential business combination target.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Todd M. Purdy
Crescent Acquisition Corp
May 13, 2021
Page 2

   Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Michael J. Mies